July 8, 2005

Mr. Ryan Milne
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re: Belden & Blake Corporation
Form 10-K for the fiscal year ended December 31, 2004
File No. 0-20100

Dear Mr. Milne:

This letter is in response to your letter dated June 14, 2005 regarding the review of the above filing and accounting comments. For your convenience, we have repeated your questions or comments. Our responses follow.

     Financial Statements, page F-1
     Consolidated Statements of Shareholders’ Equity (Deficit), page F-5
1.	We note your response to comment one in our letter dated May 16,2005. We understand that the options you repurchased in each of 2002, 2003 and 2004 that resulted in reductions of Paid in Capital of $29 thousand, $48 thousand and $283 thousand, respectively, were subject to variable accounting. If our understanding is not correct, please explain to us in further detail the accounting for these option repurchases.

In addition, please tell us the consideration you gave to EITF 85-45 in the accounting for the 488,843 options that were repurchased as part of the Merger.

Response: Your understanding in the first paragraph is correct.

The Company’s Nonqualified Stock Option Plan incorporated a provision for change of control, whereby, in the event of a change in control, as defined by the Plan, all outstanding options would immediately vest and become exercisable. The Plan also incorporated a Merger/Consolidation provision, whereby, in the event of a merger, consolidation, or other corporate reorganization of the Company to which its outstanding shares of Common Stock are to be converted into or exchanged for cash, debt, or equity securities or other property, the Company would pay to each holder of an outstanding option cash in the amount by which the aggregate value of the consideration receivable by the holder of the number of shares of common stock equal to the number of shares remaining subject to the option exceeds the aggregate exercise price. The provision contained in the Merger agreement for the purchase and settlement of options outstanding under existing stock option plans was incorporated from the pre-existing obligation inherent within the Company’s Plan. Accordingly, the stock options repurchased at the time of the Merger were not settled voluntarily, at the direction of the acquiring company, or as part of the plan of acquisition.

Rather, the options were settled in accordance with the pre-existing features of the securities outstanding at the time of the Merger. The Company does not believe that this transaction is consistent with those transactions governed by EITF 85-45

However, in reviewing this issue we believe we should have applied EITF 00-23, which addresses the accounting treatment for equity-based instruments applicable to certain transactions or instrument features including the accounting treatment for put and call features included within stock-based compensation plans.

As previously noted, under the Plan, in the event of a change in control, each outstanding option immediately became exercisable for the remainder of its term. In addition, the Plan included a provision whereby, in the event of a merger, consolidation, or similar transaction, as defined by the Plan, the Company was obligated to repurchase all outstanding options at a price equivalent to the Company’s common stock fair value less the exercise price of the outstanding option. This feature conveys the ability and right to all holders of unexercised options to put the unexercised options to the Company and to receive a cash settlement upon the occurrence of a merger or similar transaction. Accounting for puts is addressed by EITF 00-23, Issue 23(c), Whether variable accounting is required if an employee (or an employee’s estate) has the right to put immature shares (at fair value), but that put right is contingent on future events or actions (for example, following the death or disability of the employee, or an initial public offering of the employer’s stock).

The contingent put was created by the right conveyed to Plan participants (and the obligation assumed by the Company) for the settlement of unexercised stock options, in the event of a merger or similar transaction, at the inception of the Plan. However, as specified by the previous accounting guidance, since the contingent event (i.e. merger or similar transaction) was outside of the option holders’ control, variable accounting would not be triggered until such time as satisfaction of the contingency became probable.

Given the guidance set forth in EITF 00-23 and, specifically, considering the accounting guidance provided by Issue 23(c), we have concluded that variable accounting treatment was triggered at such time when the business combination’s probability of occurrence was satisfied and that compensation expense should have been recorded from that point until such time as the settlement occurred. Further, we have determined that, given the expanded definition of “immature shares” provided by EITF 00-23 to include unexercised stock options, this accounting guidance, and, therefore, variable accounting treatment is applicable to the Company’s settlement of unexercised stock options. We will restate, as soon as practical, our 2004 Form 10-K.

     Consolidated Statements of Cash Flows, page F-6
2.	We have reviewed your response to comment two in our letter dated May 16, 2005; however, we believe the transaction expenses do not meet the definition of a cash flow from financing activities as set forth by paragraphs 18 to 20 of SFAS 95. Rather, the types of costs you have identified as transaction expenses appear to represent operating costs incurred to effect a business combination. Please revise your consolidated statements of cash flows to no longer present these transaction expenses as a component of cash flows from financing activities.

Response: We understand the SEC’s position and will revise, as soon as practical, the consolidated statements of cash flows in our 2004 Form 10-K.

3.	We reissue our comment three in our letter dated May 16, 2005. Please refer to paragraph 28 of SFAS 95, which requires net income to be adjusted to reconcile to net cash flow from operating activities. Additionally, footnote 10 to paragraph 26 of SFAS 95 indicates separate disclosure of cash flows pertaining to discontinued operations reflected in the categories of operating, investing, and financing activities is not required. As such, disclosure of cash flows for the entire operations is required.

Response:
We understand the SEC’s position and will revise, as soon as practical, the consolidated statements of cash flows in our 2004 Form 10-K. We will revise our consolidated statements of cash flows to reconcile Net income (loss) to cash flows from operating activities and will identify cash flows from discontinued operations in the appropriate sections of the statements of cash flows (operating, investing or financing).

Note (1) – Merger, page F-9
4.	We have reviewed your response to comment four in our letter dated May 16, 2005; however, we believe that if you have designated July 1,2004 as the effective date for the recapitalization, then the designated effective date should be applied consistently. Please amend your financial statements to recast any items, to include the change in fair value of certain hedges, which are presented in a period inconsistent with the designated effective date.

Response:
The merger was effective on July 7, 2004. All material transactions have been recorded within the predecessor/successor periods utilizing this effective date, including transaction expenses and the mark-to-market loss for the fair value change in certain derivative instruments not designated as hedges during this period. Certain operating activities were not separately identifiable to the specific periods. Given the immaterial nature of these remaining operating activities not separately identifiable, the Company included these amounts, in their entirety, in the successor period, rather than allocate a pro-rata share of the month-end results to the respective periods. During the six-day period, on an allocated basis, the revenues are estimated at $1.6 million and net income is estimated at $60,000. These are 3.2% and 0.5% of the revenues and net income for the 183 day predecessor period, respectively.

Rather than calling the predecessor period a “six-day” period, we called it a “one-day” period. We did this because we had included the immaterial operating activity of the six-day period in the successor period. All other activity and adjustments were treated as of July 7, 2004 but presented as having occurred on July 1, 2004. Any adjustment for the six-day period that was not recorded to the predecessor period was not material. As a result, we believe that our presentation of the designated effective date was applied consistently in the financial statements.

We have accounted for the merger as occurring on July 7, 2004 but because we included the six-day operating activity in the successor period we describe the predecessor period as a one-day period and described it as “effective on July 1, 2004”. This statement may have been confusing. We believe a better description of the accounting would be as follows:

The Merger was completed on July 7, 2004. The operating activity for the period July 1, 2004 through July 6, 2004 was not material and has been reported in the successor period July 7, 2004 through September 30, 2004.

We will make this additional disclosure, as soon as practical, in our 2004 Form 10-K. Also, we will change any column headings or other disclosures to reflect the predecessor period ending July 6, 2004.

Note (6) – Derivatives and Hedging, page F-16
5.	We reissue our comment five in our letter dated May 16,2005. We continue to believe realized gains and losses and unrealized gains and losses of derivatives not qualifying for hedge accounting should be presented in the same line item on the income statement. We refer you again to Section II.K.2 of the Current Accounting and Disclosure Issues in the Division of Corporation Finance on our website at http://www.sec.gov/divisions/corpfin/acctdis030405.htm#P656_106359.

Response: We understand the SEC’s position and will make these reclassifications, as soon as practical, in our 2004 Form 10-K and first quarter 2005 10-Q.

If you have any questions or need additional information, please contact me.

Sincerely,

/s/ Robert W. Peshek

Robert W. Peshek
Senior Vice President & Chief Financial Officer